Exhibit 99.1

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to RAIT’s and Taberna’s qualification and taxation as REITs and the acquisition, holding, and disposition of RAIT common shares. For purposes of this section, under the heading “Material U.S. Federal Income Tax Considerations,” references to “we,” “us,” and “our” refer to “RAIT” only and not its subsidiaries or other lower-tier entities, except as otherwise indicated and “Taberna” means only Taberna Realty Finance Trust and not its subsidiaries or other lower-tier entities, except as otherwise indicated. Where any description is relevant exclusively to RAIT or Taberna, or applies differently to RAIT or Taberna, the name of the specific entity being described is used for purposes of such description. This summary is based upon the Internal Revenue Code, the Treasury regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of the company, and of its subsidiaries and other lower-tier and affiliated entities, will, in each case, be in accordance with its applicable organizational documents. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances or to shareholders subject to special tax rules, such as:

•	U.S. expatriates;

•	persons who mark-to-market our common shares;

•	subchapter S corporations;

•	U.S. shareholders (as defined below) whose functional currency is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	trusts and estates;

•	holders who receive our common shares through the exercise of employee shares options or otherwise as compensation;

•	persons holding our common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	persons holding our common shares through a partnership or similar pass-through entity;

•	persons holding a 10% or more (by vote or value) beneficial interest in RAIT;

•	and, except to the extent discussed below:

•	tax-exempt organizations; and

•	non-U.S. shareholders (as defined below).

This summary assumes that shareholders will hold our common shares as capital assets, which generally means as property held for investment.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON SHARES FOR ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES.

Taxation

We elected to be taxed as a REIT under the Internal Revenue Code commencing with its taxable year ended December 31, 1998. Taberna elected to be taxed as a REIT under the Internal Revenue Code commencing with its taxable year ended December 31, 2005. We believe that both RAIT and Taberna have been organized and operated in a manner that will allow each of them to qualify for taxation as a REIT under the Internal Revenue Code, and RAIT and Taberna intend to continue to be organized and operated in such a manner.

While each of RAIT and Taberna believe that it has been organized and operated so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in RAIT’s or Taberna’s circumstances, applicable law, or interpretations thereof, no assurance can be given by RAIT or Taberna that RAIT or Taberna, respectively, will qualify as a REIT for any particular year. RAIT shareholders should be aware that the foregoing is not binding on the IRS, and no assurance can be given that the IRS will not challenge the foregoing.

Each of RAIT’s and Taberna’s qualification and taxation as a REIT depends on its separate ability to meet, on a continuing basis, through actual results of operations, distribution levels and diversity of share ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code. In addition, RAIT’s and Taberna’s ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which RAIT and Taberna invest, which could include entities that have made elections to be taxed as REITs. RAIT’s and Taberna’s ability to qualify as a REIT also requires that RAIT and Taberna satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by RAIT and Taberna or which serve as security for loans made by RAIT and Taberna. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of RAIT’s and Taberna’s operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT. In addition, because of RAIT’s ownership of all of the common, but not preferred, equity of Taberna and because it is expected that RAIT will receive substantial dividend income from Taberna, if Taberna fails to qualify as a REIT, it is very likely that RAIT will also fail to qualify as a REIT.

Taxation of REITs in General

As indicated above, qualification and taxation of each of RAIT and Taberna as a REIT depends upon RAIT’s and Taberna’s ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below, under “—Requirements for Qualification—General.” While RAIT and Taberna intend to operate so that each qualifies as a REIT, no assurance can be given that the IRS will not challenge RAIT’s or Taberna’s qualification as a REIT or that either RAIT or Taberna will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.” In addition, the failure of Taberna to qualify as a REIT would very likely result in RAIT’s failure to qualify as a REIT.

An entity that qualifies as a REIT will generally be entitled to a deduction for dividends and, therefore, will not be subject to U.S. federal corporate income tax on net taxable income that is currently distributed to its shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the shareholder level, upon a distribution of dividends by the REIT.

For tax years through 2010, shareholders who are individual U.S. shareholders (as defined below) are generally taxed on corporate dividends at a maximum rate of 15% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by individual U.S. shareholders (as defined below) from us or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2010.

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the shareholders of the REIT, subject to special rules for certain items, such as capital gains, recognized by REITs. See “—Taxation of Shareholders.”

If we and Taberna qualify as REITs, we and Taberna will nonetheless be subject to U.S. federal income tax in the following circumstances:

•	Each of Taberna and RAIT will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	We and Taberna may be subject to the “alternative minimum tax” on its items of tax preference, if any.

•

If we or Taberna have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property,” below.

•

If we or Taberna elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property.” We or Taberna may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•

If we or Taberna fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but our failure is due to reasonable cause and not due to willful neglect and we or Taberna, as the case may be, nonetheless maintain our or its REIT qualification because other requirements are met, we or Taberna will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which we or Taberna fail the 75% gross income test or (2) the amount by which we or Taberna fail the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect our or Taberna’s profitability.

•

If we or Taberna fail to satisfy any of the REIT asset tests, as described below, other than in the case of a de minimis failure of the 5% or 10% asset tests, but such failure is due to reasonable cause and not due to willful neglect and we or Taberna nonetheless maintain our or its REIT qualification because of specified cure provisions, we or Taberna will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we or Taberna failed to satisfy the asset tests.

•

If we or Taberna fail to satisfy any provision of the Internal Revenue Code that would result in our or its failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we or Taberna may retain our REIT qualification but we or Taberna will be required to pay a penalty of $50,000 for each such failure.

•

If we or Taberna fail to distribute during each calendar year at least the sum of (a) 85% of our or its respective REIT ordinary income for such year, (b) 95% of our or Taberna’s REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, or the “required distribution,” we or Taberna, as the case may be, will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts actually distributed (taking into account excess distributions from prior years), plus (2) retained amounts on which income tax is paid at the corporate level.

•

We or Taberna may be required to pay monetary penalties to the IRS in certain circumstances, including if we or Taberna fail to meet record-keeping requirements intended to monitor our and Taberna’s compliance with rules relating to the composition of our and Taberna’s shareholders, as described below in “—Requirements for Qualification—General.”

•

A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and our TRSs and between Taberna and its TRSs (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•

If we or Taberna acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our or Taberna’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we or Taberna, as the case may be, will be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 10-year period following their acquisition from the non-REIT corporation. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us or Taberna.

•

We will generally be subject to tax on the portion of any excess inclusion income derived from an investment by us or Taberna in residual interests in REMICs to the extent our shares are held in record name by specified tax-exempt organizations not subject to tax on UBTI. Similar rules apply if we or Taberna own an equity interest in a taxable mortgage pool. To the extent that we own a REMIC residual interest or a taxable mortgage pool through a TRS, we will not be subject to this tax. For a discussion of “excess inclusion income,” see “—Effect of Subsidiary Entities—Taxable Mortgage Pools” and “—Excess Inclusion Income.”

•

We may elect to retain and pay income tax on its net long-term capital gain. In that case, a shareholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the shareholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder’s basis in its common shares.

•

We or Taberna may have subsidiaries or own interests in other lower-tier entities that are C corporations, including our or Taberna’s domestic TRSs, the earnings of which will be subject to U.S. federal corporate income tax.

•

In addition, we, Taberna and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, property and other taxes on assets, income and operations. As further described below, RAIT Advisors, Inc., Taberna Securities, LLC, or Taberna Securities, Taberna Capital Management , LLC, or Taberna Capital, and Taberna Funding LLC, or Taberna Funding, will be subject to U.S. federal corporate income tax on their taxable income. We and Taberna could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation but for the special Internal Revenue Code provisions applicable to REITs;

(4) that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding shares is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include specified entities);

(7) which meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions; and

(8) that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. Our and Taberna’s declarations of trust provides restrictions regarding the ownership and transfer of shares, which are intended to assist in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

To monitor compliance with the share ownership requirements, we and Taberna are generally required to maintain records regarding the actual ownership of our and its shares. To do so, we and it must demand written statements each year from the record holders of significant percentages of our and Taberna’s shares, in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our and Taberna’s records. Failure by us or Taberna to comply with these record-keeping requirements could subject us or Taberna to monetary penalties. If we and Taberna satisfy these requirements and have no reason to know that condition (6) is not satisfied, we and Taberna will be deemed to have satisfied such condition. A shareholder that fails or refuses to comply with the demand is required by the Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We and Taberna satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, the Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of its capital interest in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Internal Revenue Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our and Taberna’s proportionate shares of the assets and items of income of partnerships in which we or it own an equity interest are treated as assets and items of income for purposes of applying the REIT requirements described below. Consequently, to the extent that we or Taberna directly or indirectly hold a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our or Taberna’s ability to qualify as a REIT, even though we or Taberna may have no control or only limited influence over the partnership.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is wholly owned by a REIT, by other disregarded subsidiaries or by a combination of the two. Single member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which a REIT holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.” We expect that we and Taberna will each hold assets and conduct operations, in part, through qualified REIT subsidiaries and disregarded subsidiaries. Accordingly, all assets, liabilities, and items of income, deduction and credit of each such subsidiary will be treated as assets, liabilities, and items of income, deduction, and credit of ours or Taberna’s, as the case may be.

In the event that a disregarded subsidiary ceases to be wholly owned by us or Taberna—for example, if any equity interest in the subsidiary is acquired by a person other than us or Taberna or another disregarded subsidiary of us or Taberna—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our or Taberna’s ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries. A REIT may jointly elect with a non-REIT subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries (including Taberna) in the aggregate and its ability to make distributions to its shareholders.

We have made a TRS election with respect to RAIT Advisors, Inc., and Taberna has made a TRS election with respect to Taberna Capital, Taberna Securities, Taberna Funding, Taberna Equity Funding, Ltd., or Taberna Equity, Taberna Capital (Bermuda), Ltd., or Taberna Bermuda, Taberna Preferred Funding II, Ltd., or Taberna II, Taberna Preferred Funding III, Ltd., or Taberna III, Taberna Preferred Funding IV, Ltd., or Taberna IV, Taberna Preferred Funding V, Ltd., or Taberna V, Taberna Preferred Funding VI, Ltd., or Taberna VI, Taberna Preferred Funding VII, Ltd., or Taberna VII, Taberna Preferred Funding VIII, Ltd., or Taberna VIII, Taberna Preferred Funding IX, Ltd., or Taberna IX, Taberna Europe CDO I PLC, or Taberna Europe, Taberna Europe CDO II PLC, or Taberna Europe II and Taberna Securities UK. It is expected that we and Taberna will make additional TRS elections, including with respect to future non-U.S. entities that issue equity interests to us or Taberna pursuant to CDO securitizations. The Internal Revenue Code and the Treasury regulations provide a specific exemption from U.S. federal income tax to non-U.S. corporations that restrict their activities in the United States to trading in shares and securities (or any activity closely related thereto) for their own account whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. Certain U.S. shareholders (as defined below) of such a non-U.S. corporation are required to include in their income currently their proportionate share of the earnings of such a corporation, whether or not such earnings are distributed. Taberna Equity, Taberna II, Taberna III, Taberna IV, Taberna V, Taberna VI, Taberna VII, Taberna VIII and Taberna IX, and certain additional CDO entities in which we or Taberna may invest and with which we or Taberna will jointly make a TRS election will be organized as Cayman Islands companies and will either rely on such exemption or otherwise operate in a manner so that they will not be subject to U.S. federal income tax on their net income. Taberna Bermuda also has operated and intends to operate in a manner so that it will not be subject to U.S. federal income tax on its net income. Therefore, despite such contemplated status of such CDO entities, Taberna Securities UK, Taberna Bermuda, Taberna Europe and Taberna Europe II as TRSs, we expect that such entities should generally not be subject to U.S. federal corporate income tax on their earnings. However, Taberna will be required to include in its income, in certain cases, even without the receipt of actual distributions, on a current basis, the earnings of such CDO entities. This could affect Taberna’s, and thus our ability to comply with the REIT gross income tests and distribution requirement. See “—Gross Income Tests” and “—Annual Distribution Requirements.”

A REIT is not considered the owner of the assets of a TRS or other subsidiary corporation or (until dividends are paid by the TRS to the REIT) the recipient of any income that a domestic TRS earns. Rather, the shares issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from a domestic TRS. However, we or Taberna, as the case may be, will generally be required to include in income on a current basis the earnings of a CDO entity that is a non-U.S. TRS as described in the preceding paragraph. This treatment can affect the gross income and asset test calculations that apply to us or Taberna, as described below. Because a REIT does not include the assets and, in the case of a domestic TRS, income of such subsidiary corporations in determining the REIT’s compliance with the REIT requirements, such entities may be used by a REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying hedging or prohibited transaction income). If dividends are paid to us or Taberna by one or more of our or its TRSs, other than a non-U.S. TRS as described in the preceding paragraph, then a portion of the dividends that we distribute to U.S. individual shareholders generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders” and “—Taxation of Shareholders—Distributions.”

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. Rents we or Taberna receive that include amounts for services furnished by one of our or Taberna’s TRSs to any of its tenants will not be subject to the excise tax if such amounts qualify for the safe harbor provisions contained in the Internal Revenue Code. Safe harbor provisions are provided where (1) amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception; (2) a TRS renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable; (3) rents paid to its REIT shareholder from tenants that are not receiving services from the TRS are substantially comparable to the rents paid by the REIT’s tenants leasing comparable space that are receiving such services from the TRS and the charge for the services is separately stated; or (4) the TRS’s gross income from the service is not less than 150% of the TRS’s direct cost of furnishing the service.

Taberna has elected with each of Taberna Capital, Taberna Securities, Taberna Funding, Taberna Equity, Taberna Bermuda, Taberna III, Taberna IV, Taberna V, Taberna VI, Taberna VII, Taberna VIII, Taberna IX, Taberna Europe, Taberna Europe II and Taberna Securities UK, for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. In addition, Taberna II, which is a subsidiary of Taberna Equity, is therefore also a TRS of Taberna. RAIT has elected with RAIT Advisors, Inc. to treat RAIT Advisors, Inc. as a TRS for U.S. federal tax purposes. We and Taberna may form additional TRSs in the future. To the extent that any such TRSs pay any taxes, they will have less CAD to Taberna or us. If dividends are paid by a taxable domestic TRS, such as Taberna Capital, Taberna Securities or Taberna Funding, to Taberna, then the dividends we designate and pay to our shareholders who are individuals, up to the amount of dividends we receive from such entities, generally will be eligible to be taxed at the reduced 15% maximum U.S. federal rate applicable to qualified dividend income. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders.” Currently, we anticipate that each of Taberna Capital, Taberna Securities and Taberna Funding will retain its after tax income, if any, subject to compliance with the 20% asset test applicable to Taberna’s aggregate ownership of TRSs. See “—Asset Tests.”

The shares that Taberna holds in Taberna Capital have a tax basis below the basis such shares would have had if Taberna purchased such shares at their agreed value in connection with the completion of its initial private placement of common shares and related transactions, which we refer to as Taberna’s formation transactions. If Taberna were to sell these shares, the gain that it would recognize would be in excess of the amount of gain that would have been recognized had it purchased such shares in a taxable transaction. Accordingly, such a sale could result in the generation of a significant amount of income that would not qualify for the REIT 75% gross income test and an increased distribution requirement and, accordingly, could adversely affect Taberna’s ability to qualify as a REIT. See the discussion under “—Gross Income Tests” and “—Annual Distribution Requirements.” In addition, such a sale would result in a larger portion of RAIT’s dividend being subject to tax as a capital gain dividend as opposed to a return of capital.

Taxable Mortgage Pools. An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under the Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

Taberna’s securitizations of mortgage loans are likely classified as taxable mortgage pool securitizations. As we and Taberna continue to make significant investments in mortgage loans, CMBS or RMBS securities, we both will likely continue to engage in securitization structures, similar to these securitizations whereby we or Taberna convey one or more pools of real estate mortgage loans to a trust, which issues several classes of mortgage-backed bonds having different maturities, and the cash flow on the real estate mortgage loans will be the sole source of payment of principal and interest on the several classes of mortgage-backed bonds. As with Taberna’s securitizations through December 31, 2006, neither we nor Taberna would likely not make a REMIC election with respect to such securitization transactions, and, as a result, each such similar transaction would also be a taxable mortgage pool securitization.

A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. If a REIT owns directly, or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interest in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the parent REIT for U.S. federal income tax purposes and would not generally affect the qualification of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s shareholders. See “—Excess Inclusion Income.”

If we or Taberna own less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool or fail to qualify as a REIT, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for U.S. federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our or Taberna’s REIT income and asset test calculations and could adversely affect our or Taberna’s compliance with those requirements. We do not expect that we or Taberna will form any subsidiary in which we or Taberna own some, but less than all, of the ownership interests that would become a taxable mortgage pool, and we intend to monitor the structure of any taxable mortgage pools in which we or Taberna have an interest to ensure that they will not adversely affect our or Taberna’s REIT qualification.

Gross Income Tests

In order to maintain each of our and Taberna’s qualification as REITs, each entity must satisfy two gross income tests annually. First, at least 75% of our and Taberna’s gross income for each taxable year, excluding gross income from “prohibited transactions,” must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from other REITs (including, in RAIT’s case, dividends from Taberna, provided Taberna qualifies as a REIT), interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of each of our and Taberna’s gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of shares or securities, which need not have any relation to real property.

For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.

Interest Income. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If a REIT receives interest income with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that such REIT acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other property, and its income from the loan will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the lender.

To the extent that a REIT derives interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by the lender.

Any amount includible in a REITs gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if such REIT held such assets), such REIT will be treated as receiving directly its proportionate share of the income of the REMIC.

Among the assets that we hold are mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying real estate income for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, the mezzanine loans that we hold and that we may acquire in the future do not and may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of our mezzanine loans as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test. To the extent we have made or make corporate mezzanine loans, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for the 75% gross income test.

We believe that the interest, original issue discount, and market discount income that we and Taberna receive from mortgage-related securities generally will be qualifying income for purposes of both gross income tests. However, to the extent that we or Taberna own non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities that are not secured by mortgages on real property or interests in real property, the interest income received with respect to such securities generally will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. In addition, the loan amount of a mortgage loan that we or Taberna own may exceed the value of the real property securing the loan. In that case, a portion of the income from the loan will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

Dividend Income. We and Taberna may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will generally be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Any dividends received by us or Taberna from a REIT (including dividends RAIT receives from Taberna, provided Taberna qualifies as a REIT) will be qualifying income for purposes of both the 95% and 75% gross income tests. we and Taberna likely will be required to include in its income, even without the receipt of actual distributions, earnings from its foreign TRSs which are CDOs. Taberna treats and we intend to treat certain of these income inclusions as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. The provisions that set forth what income is qualifying income for purposes of the 95% gross income test provide that gross income derived from dividends, interest and certain other enumerated classes of passive income qualify for purposes of the 95% gross income test. Income inclusions from equity investments in foreign TRSs which are CDOs are technically neither dividends nor any of the other enumerated categories of income specified in the 95% gross income test for U.S. federal income tax purposes, and there is no other clear precedent with respect to the qualification of such income. However, based on advice of counsel, Taberna treats and we intend to treat such income inclusions, to the extent distributed by a foreign TRS which are CDOs in the year accrued, as qualifying income for purposes of the 95% gross income test. Nevertheless, because this income does not meet the literal requirements of the REIT provisions, it is possible that the IRS could successfully take the position that such income is not qualifying income. In the event that such income was determined not to qualify for the 95% gross income test, we and Taberna would be subject to a penalty tax with respect to such income to the extent it and other nonqualifying income exceeds 5% of gross income and/or we or Taberna could fail to qualify as a REIT. In addition, if such income was determined not to qualify for the 95% gross income test, we or Taberna would need to invest in sufficient qualifying assets, or sell some interests in foreign TRSs which are CDOs to ensure that the income recognized from foreign TRSs which are CDOs or such other corporations does not exceed 5% of gross income, or cease to qualify as a REIT. See “—Failure to Satisfy the Gross Income Tests.”

Hedging Transactions. We and Taberna may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by the Treasury regulations, any income from a hedging transaction we enter into in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in the Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test (and will generally constitute non-qualifying income for purposes of the 75% gross income test). To the extent that we or Taberna enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. We and Taberna intend to structure any hedging transactions in a manner that does not jeopardize our or Taberna’s qualification as a REIT.

Rents from Real Property. To the extent that a REIT owns real property or interests therein, rents it receives will qualify as “rents from real property” in satisfying the gross income tests described above only if several conditions are met, including the following. If rent attributable to personal property leased in connection with real property is greater than 15% of the total rent received under any particular lease, then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Internal Revenue Code is subject to both legal and factual considerations and is therefore subject to different interpretations.

In addition, in order for rents received by a REIT to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by the REIT. Moreover, for rents received to qualify as “rents from real property,” a REIT generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which we derive no income, or through a TRS, as discussed below. A REIT is permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, a REIT may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent. Moreover, a REIT is permitted to provide services to tenants through a TRS without disqualifying the rental income received from tenants for purposes of the REIT gross income tests.

Rental income will qualify as rents from real property only to the extent that we a REIT does not directly or constructively own, (1) in the case of any tenant which is a corporation, shares possessing 10% or more of the total combined voting power of all classes of shares entitled to vote, or 10% or more of the total value of shares of all classes of shares of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. However, rental payments from a TRS will qualify as rents from real property even if a REIT owns more than 10% of the combined voting power of the TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space.

Failure to Satisfy the Gross Income Tests. We intend to monitor our and Taberna’s sources of income, including any non-qualifying income received by us or Taberna, so as to ensure our and Taberna’s compliance with the gross income tests. If we or Taberna fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we or Taberna, as the case may be, may still qualify as a REIT for the year if entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will generally be available if the failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we or Taberna set forth a description of each item of our or Taberna’s gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury regulations. It is not possible to state whether we or Taberna would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we or Taberna will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we or Taberna fail to satisfy the particular gross income test multiplied by a fraction intended to reflect our or its profitability. If the IRS were to determine that Taberna failed the 95% gross income test because income inclusions with respect to its equity investments in foreign TRSs which are CDOs that were distributed by the foreign TRSs during the year such income was accrued are not qualifying income, it is possible that the IRS would not consider Taberna’s position taken with respect to such income, and accordingly its failure to satisfy the 95% gross income test, to be considered to be due to reasonable cause and not due to willful neglect. If the IRS were to successfully assert this position, Taberna, and therefore very likely RAIT, would fail to qualify as a REIT. See “Failure to Qualify.”

Asset Tests

A REIT, at the close of each calendar quarter, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of the REIT’s total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities and, under some circumstances, shares or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, shares of other corporations that qualify as REITs (including Taberna shares owned by RAIT, provided Taberna qualifies as a REIT) and certain kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities owned by the REIT may not exceed 5% of the value of the REIT’s gross assets. Third, the REIT may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by a REIT may not exceed 20% of the value of such REIT’s gross assets.

The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Internal Revenue Code, including but not limited to any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (b) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into shares, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Internal Revenue Code and (iii) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if the REIT, and any of its “controlled TRSs” as defined in the Internal Revenue Code, hold any securities of the corporate or partnership issuer which: (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, the REIT’s interest as a partner in the partnership).

After initially meeting the asset tests at the close of any quarter, a REIT will not lose its qualification as such for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If a REIT fails to satisfy the asset tests because it acquires securities during a quarter, it can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If a REIT fails the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, the REIT may dispose of sufficient assets (generally within six months after the last day of the quarter in which such REIT’s identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of its assets at the end of the relevant quarter or $10,000,000. If a REIT fails any of the other asset tests or its failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, the REIT is permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which the identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which the REIT fails to satisfy the asset test.

We expect that the assets and mortgage-related securities that we and Taberna own generally will be qualifying assets for purposes of the 75% asset test. However, to the extent that we or Taberna own non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities issued by corporations that are not secured by mortgages on real property, those securities may not be qualifying assets for purposes of the 75% asset test. In addition, to the extent we or Taberna own the equity of a TruPS securitization and do not make a TRS election with respect to such entity, we or Taberna, as the case may be, will be deemed to own such TruPS, which will not be a qualifying real estate asset for purposes of the 75% asset test described above. We believe that our and Taberna’s holdings of securities and other assets will be structured in a manner that will comply with the foregoing REIT asset requirements and intend to monitor compliance on an ongoing basis. Moreover, values of some assets may not be susceptible to a precise determination and are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. As an example, if we or Taberna were to make an investment in preferred securities or other equity securities of a REIT issuer that were determined by the IRS to represent debt securities of such issuer, such securities would also not qualify as real estate assets. Accordingly, there can be no assurance that the IRS will not contend that interests in subsidiaries or in the securities of other issuers (including REIT issuers) cause a violation of the REIT asset tests.

We have acquired and Taberna and we may acquire mezzanine loans, which are loans secured by equity interests in a partnership or limited liability company that directly or indirectly owns real property. In Revenue Procedure 2003-65, the IRS provided a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying real estate income for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. RAIT has acquired and we and Taberna may acquire mezzanine loans that may not meet all of the requirements for reliance on this safe harbor. In the event we or Taberna own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and income tests, and if such a challenge were sustained, we or Taberna could fail to qualify as a REIT.

We and Taberna have entered into and intend to enter into sale and repurchase agreements under which we and Taberna nominally sell certain of their mortgage assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We and Taberna believe that they have been and will be treated for U.S. federal income tax purposes as the owner of the mortgage assets that are the subject of any such agreement notwithstanding that they may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we or Taberna did not own the mortgage assets during the term of the sale and repurchase agreement, in which case our or Taberna’s ability to qualify as a REIT would be adversely affected.

Annual Distribution Requirements

In order to qualify as REITs, we and Taberna are required to make distributions, other than capital gain dividends, to our respective shareholders (principally us, in the case of Taberna) in an amount at least equal to:

(a) the sum of:

•	90% of our “REIT taxable income” (computed without regard to its deduction for dividends paid and our net capital gains); and

•	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b) the sum of specified items of non-cash income that exceeds a percentage of its income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. In addition, at its election, a distribution for a taxable year may be declared before a REIT timely files its tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to the REIT’s shareholders in the year in which paid, even though the distributions relate to its prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to provide us with a tax deduction, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class and is in accordance with the preferences among different classes of shares as set forth in our organizational documents.

To the extent that we or Taberna distribute at least 90%, but less than 100%, of our or its “REIT taxable income,” as adjusted, we or it, as the case may be, will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we or Taberna may elect to retain, rather than distribute, our or its net long-term capital gains and pay tax on such gains. In this case, we or Taberna, as the case may be, could elect to have our or its shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their proportionate share of the tax paid by us or Taberna. Our or Taberna’s shareholders would then increase the adjusted basis of their shares in us or Taberna by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we or Taberna fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our or its REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, we or Taberna, as the case may be, will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we or Taberna, as the case may be, have paid corporate income tax. We intend to make and to have Taberna make timely distributions so that neither we nor Taberna are not subject to the 4% excise tax.

It is possible that we or Taberna, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including receipt of distributions from our or Taberna’s subsidiaries and (b) the inclusion of items in income by us or Taberna for U.S. federal income tax purposes including the inclusion of items of income from CDO entities in which we or Taberna, as the case may be, hold an equity interest. See “—Effect of Subsidiary Entities—Taxable REIT Subsidiaries.” In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property.

A REIT is also treated as having paid a dividend if it and its shareholders elect to treat certain amounts as distributed, although no actual distribution is made. The election may be filed at any time not later than the date (including extensions) of the REIT’s income tax return for the taxable year for which the dividend paid deduction is claimed. Taberna intends to use this “consent dividend” election to comply with its distribution requirement for 2007. It, and we, as the holder of all of the common shares of Taberna intend to file such an election with Taberna’s tax return. As a result, we will have dividend income from Taberna for 2007 in an amount equal to such consent dividend. We believe we will have distributed to our shareholders sufficient dividends for 2007 so that we will be in compliance with our distribution requirements even after including the consent dividend from Taberna in our income.

We or Taberna may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our or Taberna’s deduction for dividends paid for the earlier year. In this case, we or Taberna, as the case may be, may be able to avoid losing our or its qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we or Taberna, as the case may be, will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Excess Inclusion Income

If we or Taberna own a residual interest in a REMIC, we or Taberna may realize excess inclusion income. If we or Taberna are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by us or Taberna, such arrangement will be treated as a taxable mortgage pool for U.S. federal income tax purposes. See “—Effect of Subsidiary Entities—Taxable Mortgage Pools.” If all or a portion of us or Taberna is treated as a taxable mortgage pool, our or Taberna’s qualification as a REIT generally should not be impaired. However, to the extent that all or a portion of us or Taberna is treated as a taxable mortgage pool, or we or Taberna make investments or enter into financing and securitization transactions, such as Taberna’s five mortgage loan securitizations through December 31, 2005, that give rise to Taberna being considered to own an interest in one or more taxable mortgage pools, a portion of our or Taberna’s REIT taxable income may be characterized as excess inclusion income and allocated to our or Taberna’s shareholders (principally RAIT), generally in a manner set forth under the applicable Treasury regulations. We expect that such financing and securitization transactions will result in a significant portion of Taberna’s income being considered excess inclusion income. The U.S. Treasury Department has issued guidance on the tax treatment of shareholders of a REIT that owns an interest in a taxable mortgage pool. Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a residual interest in a REMIC during such calendar quarter over (ii) the sum of amounts allocated to each day in the calendar quarter equal to its ratable portion of the product of (a) the adjusted issue price of the interest at the beginning of the quarter multiplied by (b) 120% of the long term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). Taberna’s excess inclusion income would be largely allocated to us, and our excess inclusion income would be allocated among our shareholders that hold our stock in record name in proportion to dividends paid to such shareholders. A shareholder’s share of any excess inclusion income:

•	could not be offset by net operating losses of a shareholder;

•

in the case of a shareholder that is a REIT, RIC, common trust fund or other pass-through entity, would be considered excess inclusion income of such entity to the extent allocated to their owners that are disqualified organizations;

•	would be subject to tax as UBTI to a tax-exempt holder;

•

would be subject to the application of the U.S. federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to non-U.S. shareholders (as defined below); and

•

would be taxable (at the highest corporate tax rates) to us, rather than our shareholders, to the extent allocable to our shares held in record name by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations). Nominees or other broker/dealers who hold our shares on behalf of disqualified organizations are subject to this tax on the portion of our excess inclusion income allocable to the common stock held on behalf of disqualified organizations.

Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above and should consult their tax advisors with respect to excess inclusion income.

Prohibited Transactions

Net income derived from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a pass-through entity in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. We intend to conduct our operations so that no asset owned by us, Taberna or our pass-through subsidiaries will be held as inventory or for sale to customers in the ordinary course of business. However, whether property is held “for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any particular property in which we or Taberna hold a direct or indirect interest will not be treated as property held for sale to customers or that certain safe-harbor provisions of the Internal Revenue Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property by a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular U.S. federal corporate income tax rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale to customers in the ordinary course of business in the hands of the selling REIT. We do not anticipate that we or Taberna will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if we or Taberna do receive any such income, we intend to elect, or to have Taberna elect, to treat the related property as foreclosure property.

Failure to Qualify

In the event that we or Taberna violate a provision of the Internal Revenue Code that would result in our or its failure to qualify as a REIT, specified relief provisions will be available to us or Taberna to avoid such disqualification if (1) the violation is due to reasonable cause and not due to willful neglect, (2) we or Taberna pay a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our or Taberna’s disqualification as a REIT for violations due to reasonable cause and not due to willful neglect. If we or Taberna fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Internal Revenue Code apply, we or Taberna will be subject to tax, including any applicable alternative minimum tax, on our or Taberna’s taxable income at regular corporate rates. Distributions to our shareholders in any year in which we are not a REIT will not be deductible by us or Taberna, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Internal Revenue Code, distributions to our or Taberna’s shareholders will generally be taxable in the case of our shareholders who are individual U.S. shareholders (as defined below), at a maximum rate of 15%, and dividends in the hands of our corporate U.S. shareholders may be eligible for the dividends received deduction. In addition, our or Taberna’s taxable mortgage pool securitizations will be treated as separate taxable corporations for U.S. federal income tax purposes. Unless we are entitled to relief under the specific statutory provisions, we or Taberna will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we or Taberna will be entitled to statutory relief.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders. This section summarizes the taxation of U.S. shareholders that are not tax-exempt organizations. For these purposes, a U.S. shareholder is a beneficial owner of either our common shares that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common shares should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our common shares by the partnership.

Distributions. Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of our current and accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction generally available to corporate U.S. shareholders. In determining the extent to which a distribution with respect to our common shares constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred shares of beneficial interest and then to its common shares. Dividends received from REITs generally are not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. shareholders who receive dividends from regular corporations.

In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. shareholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of us for the taxable year, without regard to the period for which the U.S. shareholder has held its shares. To the extent that we elect under the applicable provisions of the Internal Revenue Code to retain its net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains. U.S. shareholders will increase their adjusted tax basis in our common shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal income tax rates of 15% (through 2010) in the case of U.S. shareholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for individual U.S. shareholders, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder’s shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of an individual U.S. shareholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. shareholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

With respect to individual U.S. shareholders, we may elect to designate a portion of its distributions paid to such U.S. shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders as capital gain, provided that the U.S. shareholder has held the common shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common shares became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(a) the qualified dividend income received by us during such taxable year from non-REIT corporations that are subject to U.S. federal income tax;

(b) the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

(c) the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT C corporation over the U.S. federal income tax paid by us with respect to such built-in gain.

In addition, to the extent Taberna pays dividends to us comprised of the above items, our dividends should generally be treated as qualified dividend income.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (a) above if the dividends are received from a domestic corporation (other than a REIT or a RIC), which are subject to U.S. federal income tax, or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met. We expect that any foreign corporate CDO entity in which we or Taberna invest would not be a “qualifying foreign corporation,” and accordingly our distribution of any income with respect to such entities will not constitute “qualified dividend income.”

To the extent that we or Taberna have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of REITs in General” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to our shareholders (and, in the case of Taberna, are not passed through to us) and do not offset income of our shareholders from other sources, nor do they affect the character of any distributions that are actually made by us, which are generally subject to tax in the hands of our shareholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Common Shares. In general, a U.S. shareholder will realize gain or loss upon the sale, redemption or other taxable disposition of our common shares in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder’s adjusted tax basis in the common shares at the time of the disposition. In general, a U.S. shareholder’s adjusted tax basis will equal the U.S. shareholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. shareholder (discussed above) less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individual U.S. shareholders upon the sale or disposition of our common shares will be subject to a maximum U.S. federal income tax rate of 15% for taxable years through 2010, if our common shares are held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if our common shares are held for 12 months or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a U.S. federal income tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by an individual holder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Capital losses recognized by a U.S. shareholder upon the disposition of our common shares held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our common shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. shareholder as long-term capital gain.

Passive Activity Losses and Investment Interest Limitations. Distributions made by us and gain arising from the sale or exchange by a U.S. shareholder of our common shares will not be treated as passive activity income. As a result, U.S. shareholders will not be able to apply any “passive losses” against income or gain relating to its ownership of our common shares. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. shareholder that elects to treat capital gain dividends, capital gains from the disposition of shares or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Taxation of Tax-Exempt U.S. Shareholders. U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. shareholder has not held our common shares as “debt financed property” within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), (2) the common shares of us are not otherwise used in an unrelated trade or business, and (3) we and Taberna do not hold an asset that generates “excess inclusion income” (See “—Effect of Subsidiary Entities—Taxable Mortgage Pools” and “—Excess Inclusion Income”), distributions from us and income from the sale of our common shares should generally not be treated as UBTI to a tax-exempt U.S. shareholder. We and Taberna expect to engage in transactions that result in a portion of our dividend income being considered “excess inclusion income,” and accordingly, it is likely that a significant portion of our dividends received by a tax-exempt shareholder will be treated as UBTI.

Tax-exempt U.S. shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Internal Revenue Code, (2) is tax exempt under Section 501(a) of the Internal Revenue Code, and (3) that owns more than 10% of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of such shares; and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that shares owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding shares of a REIT is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include certain entities) by the beneficiaries of such trusts. Certain restrictions on ownership and transfer of our shares should generally prevent a tax-exempt entity from owning more than 10% of the value of our shares, or us from becoming a pension-held REIT.

Tax-exempt U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning our shares.

Taxation of Non-U.S. Shareholders. The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares applicable to non-U.S. shareholders of our common shares. For purposes of this summary, a non-U.S. shareholder is a beneficial owner of our common shares that is not a U.S. shareholder. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation.

Ordinary Dividends. The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests, or USRPIs, and which are not effectively connected with a U.S. trade or business of the non-U.S. shareholder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to non-U.S. shareholders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. As previously noted, we and Taberna expect to engage in transactions that result in a portion of our dividends being considered “excess inclusion income,” and accordingly, it is likely that a significant portion of our dividends received by a non-U.S. shareholder will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common shares. In cases where the dividend income from a non-U.S. shareholder’s investment in RAIT common shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends, and may also be subject to a 30% branch profits tax, after the application of the U.S. federal income tax, in the case of a non-U.S. shareholder-that is a corporation.

Non-Dividend Distributions. Unless (A) our common shares constitute a USRPI or (B) either (1) if the non-U.S. shareholder’s investment in our common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain) or (2) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. shareholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our common shares constitute a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the non-U.S. shareholder’s adjusted tax basis in our common shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (e.g., an individual or a corporation), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

Capital Gain Dividends. Under FIRPTA, a distribution made by us to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries, or USRPI capital gains, will be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. federal income tax at the rates applicable to U.S. shareholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of capital gain dividends to the extent the dividends constitute USRPI capital gains. Moreover, if a non-U.S. shareholder disposes of our common shares during the 30-day period preceding a dividend payment by us, and such non-U.S. shareholder (or a person related to such non-U.S. shareholder) acquires or enters into a contract or option to acquire our common shares within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. shareholder, then such non-U.S. shareholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax when received by a non-U.S. holder that is a corporation. However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our shares which is regularly traded on an established securities market located in the United States if the non-U.S. shareholder did not own more than 5% of such class of shares at any time during the taxable year. Instead any capital gain dividend will be treated as a distribution subject to the rules discussed above under “—Taxation of Non-U.S. Shareholders” and “—Ordinary Dividends.” Also, the branch profits tax will not apply to such a distribution. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. shareholder from a REIT that are not USRPI capital gains generally are not subject to U.S. federal income or withholding tax, unless either (1) if the non-U.S. shareholder’s investment in our common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain) or (2) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. shareholder will be subject to a 30% tax on the individual’s net capital gain for the year).

Dispositions of Our Common Shares. Unless our common shares constitute a USRPI, a sale of the shares by a non-U.S. shareholder generally will not be subject to U.S. federal income taxation under FIRPTA. The shares will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We do not expect that more than 50% of our assets (including our proportionate share of Taberna’s assets) will consist of interests in real property located in the United States.

In addition, our common shares will not constitute a USRPI if we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares is held directly or indirectly by non-U.S. shareholders. We believe that we are, and expect us to continue to be, a domestically controlled REIT and, therefore, the sale of our common shares should not be subject to taxation under FIRPTA. However, because our shares are widely held and publicly traded, we cannot assure investors that we are or will remain a domestically controlled REIT. Even if we do not qualify as a domestically controlled REIT, a non-U.S. shareholder’s sale of our common shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) our common shares owned are of a class that is “regularly traded,” as defined by the applicable Treasury regulations, on an established securities market, and (b) the selling non-U.S. shareholder owned, actually or constructively, 5% or less of our outstanding shares of that class at all times during a specified testing period.

If gain on the sale of our common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our common shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (a) if the non-U.S. shareholder’s investment in our common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (b) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Backup Withholding and Information Reporting

We will report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. shareholder who fails to certify its non-foreign status.

We must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common shares conducted through certain United States related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be claimed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

State, Local and Foreign Taxes

We and our subsidiaries (including Taberna and its subsidiaries) and our shareholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We and Taberna may own interests in properties located in a number of jurisdictions, and may be required to file tax returns in certain of those jurisdictions. The state, local or foreign tax treatment of Taberna, us and our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by us or Taberna would not pass through to our shareholders as a credit against their U.S. federal income tax liability. Prospective shareholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our common shares.